For Immediate Release

SUNDAY Communications Limited: Interim Results 2005
(Hong Kong dollar is translated to United States dollar at a rate of HK$7.7719 to US$1.0)

  3G wireless data card launched in June 2005
  Solid 2G business performance
  7% rise in subscribers
  PCCW majority acquisition of SUNDAY in June 2005

HONG KONG, 18 August 2005 - SUNDAY results for the period ended 30th June 2005 reflect the Group's commitment to invest significantly to launch 3G services in an intensely competitive market, while continuing to improve the quality and efficiency of its existing operations. The Group's 2G business continued to perform well while the 3G investment resulted in a net loss for the reporting period.

Following PCCW's purchase of a majority interest in SUNDAY on 22nd June 2005, the Group is well positioned to become a leader in the global trend of fixed-mobile convergence in which the fixed and mobile markets will gradually become one.

"On June 9, the Group announced the introduction of our first 3G product -- SUNDAY 3G Wireless Pass Data Card, Hong Kong's fastest wireless data card, signaling the beginning of a new era for SUNDAY," said Chief Executive Officer Bruce Hicks. "3G is an important element in the worldwide trend towards fixed-mobile convergence in which consumers will enjoy greater convenience and choice of communication, information and entertainment services in their homes, at their work and as they travel. The Group's majority acquisition by PCCW in June 2005 positions us in a true leadership position in which Hong Kong will become a global showcase for fixed-mobile convergence."

Results

The Group continued to achieve subscriber growth during the first half of 2005. As at 30th June 2005, the total number of subscribers increased by 43,000, or 7%, to 702,000, including growth of 11,000 postpaid subscribers, as compared with 30th June 2004. However, the market remained highly competitive, offering substantial price promotions and heavy handset subsidies during the period. As a result, both the mobile service revenues of HK$491 million and the average revenue per user for the first six months in 2005 fell by about 6% as compared with first half of 2004.

The Group remained highly efficient and continued to be successful in controlling its operating costs; 2G operating expenses decreased by a further 8% to HK$232 million as compared with the corresponding period in 2004. However, as a result of the 3G network roll-out, the 3G expenses increased from HK$13 million in the first half of 2004 to HK$83 million in the first six months in 2005. As a result, SUNDAY recorded a 19% increase in total operating expenses and a net loss of HK$62 million.

Progress in Operations

The market environment remained highly competitive during the first half of 2005. The general industry-wide trend of increasing voice traffic but declining ARPU continued, and ARPU had fallen by an average of over 13% during the first half of 2005 for post-paid services while, during the same period, average time offered increased by 12%. While the face value of stored value cards for pre-paid services remained relatively stable, operators focused on offering significant additional airtime minutes with an average increase of 55% during the first half of 2005. In addition, during the period, many operators also offered heavy handset subsidies for both acquisition and retention purposes.

The Group continued to focus on improving its network and service quality while maintaining its competitiveness in the current price-driven market. Despite the competitive environment, SUNDAY's sustained efforts in quality improvement and customer retention initiatives have been generating significant results. The Group's dedication to quality enhancement across the company was recognised in the first half with 15 service awards, including recognition from the Customer Relationship Excellence Awards, the Customer Service Quality Standard Certificate from the Asia Pacific Customer Service Consortium, the Distinguished Sales Awards from the Hong Kong Management Association, and the Guangzhou Call Centre Awards from South China Daily. As a result of these efforts, the average churn rate over the six-month period in 2005 was 3.6% which, despite increased competition, was the same as that of first half last year and was better than the 4.1% churn rate observed in the second half 2004.

For the first half 2005, overall operating expenses increased by HK$50 million, or 19%, compared to the first half of 2004, to HK$315 million, mainly attributable to the increased 3G expenses resulting from the roll-out of the network. SUNDAY continued to achieve incremental cost savings in a number of areas. Excluding 3G related expenses, 2G operating expenses decreased by 8% or HK$20 million. Earnings before interest, tax, amortisation and depreciation (EBITDA) for the 2G operations amounted to HK$144 million, while total EBITDA decreased by 59% to HK$61 million when 3G expenses of HK$83 million for the half year are included.

Strong Growth in Data Services Revenue

SUNDAY's efforts in the half allowed the Group to post another strong increase in data services revenues, which rose by 22% over the corresponding period last year to account for about 10% of total mobile service revenues. This growth is particularly encouraging as it points to the marked shift towards more data services as 3G technology garners mainstream adoption.

PCCW Integration

PCCW's majority acquisition of SUNDAY is a major step towards what the Group believes is the future of the telecommunications industry in which fixed-mobile convergence will offer consumers an array of choice in communications, information and entertainment services.

To ensure the smoothest possible integration of SUNDAY and PCCW, an Integration Committee was formed with subcommittees focusing on key functions including Sales & Marketing, Technology, Human Resources, Finance, Legal, and IT. SUNDAY's senior management team and staff have remained intact during the integration process, while synergies and benefits are already being developed.

The Integration Committee quickly focused on immediate opportunities that the new combined entity could generate. Cross-selling cooperation between SUNDAY and PCCW is the first step to capture future business growth by offering greater choice and convenience to customers. Cross-selling both companies' services went into immediate effect in retail shops, direct sales and telesales, with further channels under consideration.

The Integration Committee is also focusing on the substantial operating synergies which can be achieved in various areas including operating retail shops, back office administration, call centres and corporate overhead.

About SUNDAY

SUNDAY is an innovative developer and provider of wireless communications and data services in Hong Kong. It began commercial operations in 1997 and its far-sighted management has built an efficient infrastructure delivering high quality service, supported by a strong brand. The Group has developed a strong foundation to provide innovative, relevant and value-added services targeted to specific consumer groups. SUNDAY launched 3G in June 2005 with Hong Kong's fastest wireless data card and plans to launch an increasing array of the world's most advanced 3G services. PCCW acquired a majority ownership of SUNDAY in June 2005 as part of its long-term vision to become a leader in fixed-mobile convergence in which consumers will enjoy greater convenience and choice of communication, information and entertainment services in their homes, at their work and as they travel. For more information, please visit www.sunday.com.

This and other information about SUNDAY can be accessed via www.sunday.com, www.irasia.com/listco/hk/sunday, and www.quamnet.com.

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For enquiries, please contact:
Media	Investor Relations
Stella Wong	Email: ir@corp.sunday.com
Corporate Communications Manager
Tel: (852) 2113-8251 / 9230-5501
Email: stella.wong@corp.sunday.com